Exhibit 99.1

Sapiens Reports Second Quarter 2021 Financial Results

Holon, Israel, August 4, 2021 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the second quarter ended June 30, 2021.

Summary Results for Second Quarter 2021 (USD in millions, except per share data)

	GAAP			Non-GAAP
	June 30, 2021	June 30, 2020	% Change	June 30, 2021	June 30, 2020	% Change
Revenue	$114.4	$93.1	22.9%	$115.0	$93.1	23.6%
Gross Profit	$46.6	$38.3	21.9%	$51.7	$41.9	23.4%
Gross Margin	40.8%	41.1%	(30) bps	45.0%	45.0%	-
Operating Income	$13.2	$12.4	6.2%	$19.8	$16.8	17.9%
Operating Margin	11.5%	13.3%	(180) bps	17.2%	18.0%	(80) bps
Net Income (*)	$10.4	$9.3	11.9%	$16.0	$13.3	19.7%
Diluted EPS	$0.19	$0.18	5.6%	$0.29	$0.26	11.5%

(*)	Attributable to Sapiens’ shareholders.

“Sapiens second quarter results demonstrate the success of our strategy, as we continue to expand our global market presence in both P&C and L&A, and provide insurers of all tiers the broadest product portfolio and services offering in the market. This unique value proposition enables insurers to benefit from our pre-integrated, cloud-first, low-code “insurance-in-a-box” approach across the majority of our products, empowering them to choose between deploying our end-to-end solution, or any combination of its components, to meet their evolving needs,” stated Roni Al-Dor, President and CEO of Sapiens.

“In the second quarter Sapiens delivered a strong, year-over-year non-GAAP revenue growth of 24%, reaching a record high of $115 million. Non-GAAP operating margin reached 17.2%. In North America, we continue to make progress and have achieved sequential growth, as we execute our plan to continue to enhance our delivery capabilities. In Europe, we have been winning new business and have successfully completed new transformation projects, including with Tier-1 carriers. The Rest-of-the-World, which includes APAC and South Africa, continues on a path of growth. We are leveraging our global presence and rich product portfolio to further increase market share,” continued Mr. Al-Dor.

“We are increasing our 2021 revenue guidance for the second time. The new revenue guidance ranges from $461 to $466 million. We are also increasing our operating margin guidance to a range of 17.2% to 17.5%. Our strong performance reflects the important role Sapiens plays in our customers’ lifecycle and transformation journeys in the growing and evolving insurance industry.”

Quarterly Results Conference Call

Management will host a conference call and webcast today, August 4, 2021 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-642-5032; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations. A replay of the call will be available one business day following the completion of the event, at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of  future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investors and Media Contact

Sapiens

Daphna Golden

Vice President, Head of Investor Relations

Email: ir@sapiens.com

Hayden IR
Brett Mass
Managing Partner
Phone: +1 646-536-7331
Email: Brett.Maas@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	114,406	93,063	223,998	183,597
Cost of revenue	67,782	54,804	133,118	109,074

Gross profit	46,624	38,259	90,880	74,523

Operating expenses:
Research and development, net	13,267	9,328	26,355	19,854
Selling, marketing, general and administrative	20,183	16,528	38,986	31,988
Total operating expenses	33,450	25,856	65,341	51,842

Operating income	13,174	12,403	25,539	22,681

Financial and other expenses, net	69	63	584	1,550
Taxes on income	2,688	3,010	4,637	4,911

Net income	10,417	9,330	20,318	16,220

Attributable to non-controlling interest	13	33	80	103

Net income attributable to Sapiens’ shareholders	10,404	9,297	20,238	16,117

Basic earnings per share	0.19	0.19	0.37	0.32

Diluted earnings per share	0.19	0.18	0.36	0.32

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	54,754	50,297	54,722	50,236

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,548	51,173	55,558	51,128

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	115,036	93,063	225,258	183,597
Cost of revenue	63,316	51,163	124,309	101,906

Gross profit	51,720	41,900	100,949	81,691

Operating expenses:
Research and development, net	15,226	10,579	29,946	22,542
Selling, marketing, general and administrative	16,699	14,538	32,208	27,752
Total operating expenses	31,925	25,117	62,154	50,294

Operating income	19,795	16,783	38,795	31,397

Financial and other expenses, net	69	63	584	1,550
Taxes on income	3,738	3,347	7,249	5,992

Net income	15,988	13,373	30,962	23,855

Attributable to non-controlling interest	13	33	80	103

Net income attributable to Sapiens’ shareholders	15,975	13,340	30,882	23,752

Basic earnings per share	0.29	0.27	0.56	0.47

Diluted earnings per share	0.29	0.26	0.56	0.46

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	54,754	50,297	54,722	50,236

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	55,548	51,173	55,558	51,128

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	114,406	93,063	223,998	183,597
Valuation adjustment on acquired deferred revenue	630	-	1,260	-
Non-GAAP revenue	115,036	93,063	225,258	183,597

GAAP gross profit	46,624	38,259	90,880	74,523
Revenue adjustment	630	-	1,260	-
Amortization of capitalized software	1,891	1,531	3,675	3,027
Amortization of other intangible assets	2,575	2,110	5,134	4,141
Non-GAAP gross profit	51,720	41,900	100,949	81,691

GAAP operating income	13,174	12,403	25,539	22,681
Gross profit adjustments	5,096	3,641	10,069	7,168
Capitalization of software development	(1,959)	(1,251)	(3,591)	(2,688)
Amortization of other intangible assets	1,358	698	2,724	1,287
Stock-based compensation	1,471	764	2,870	1,386
Acquisition-related costs *)	655	528	1,184	1,563
Non-GAAP operating income	19,795	16,783	38,795	31,397

GAAP net income attributable to Sapiens’ shareholders	10,404	9,297	20,238	16,117
Operating income adjustments	6,621	4,380	13,256	8,716
Taxes on income	(1,050)	(337)	(2,612)	(1,081)
Non-GAAP net income attributable to Sapiens’ shareholders	15,975	13,340	30,882	23,752

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020

Revenues	115,036	110,222	102,936	97,968	93,063
Gross profit	51,720	49,229	47,044	44,206	41,900
Operating income	19,795	19,000	18,666	17,859	16,783
Net income to Sapiens’ shareholders	15,975	14,908	14,461	13,746	13,340
Adjusted EBITDA	20,920	20,120	20,032	19,010	17,854

Basic earnings per share	0.29	0.27	0.27	0.27	0.27
Diluted earnings per share	0.29	0.27	0.27	0.27	0.26

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020

North America	46,767	44,754	47,303	49,979	46,610
Europe	59,718	57,642	49,225	42,394	41,030
Rest of the world	8,551	7,826	6,408	5,595	5,423

Total	115,036	110,222	102,936	97,968	93,063

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020

Cash-flow from operating activities	26,845	11,755	21,030	16,705	14,761
Increase in capitalized software development costs	(1,959)	(1,632)	(1,604)	(1,506)	(1,251)
Capital expenditures	(1,082)	(821)	(725)	(963)	(393)
Free cash-flow	23,804	9,302	18,701	14,236	13,117

Cash payments attributed to acquisition-related costs(*) (**)	-	1,280	2,363	242	1,562

Adjusted free cash-flow	23,804	10,582	21,064	14,478	14,679

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020

GAAP operating profit	13,174	12,403	25,539	22,681

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	630	-	1,260	-
Amortization of capitalized software	1,891	1,531	3,675	3,027
Amortization of other intangible assets	3,933	2,808	7,858	5,428
Capitalization of software development	(1,959)	(1,251)	(3,591)	(2,688)
Stock-based compensation	1,471	764	2,870	1,386
Compensation related to acquisition and acquisition-related costs	655	528	1,184	1,563

Non-GAAP operating profit	19,795	16,783	38,795	31,397

Depreciation	1,125	1,071	2,245	2,182

Adjusted EBITDA	20,920	17,854	41,040	33,579

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2021	2020
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	155,805	152,561
Short-term bank deposit	20,000	30,000
Trade receivables, net and unbilled receivables	70,214	65,409
Other receivables and prepaid expenses	15,842	19,388

Total current assets	261,861	267,358

LONG-TERM ASSETS
Property and equipment, net	15,640	16,970
Severance pay fund	6,733	6,582
Goodwill and intangible assets, net	352,224	363,597
Operating lease right-of-use assets	49,777	54,390
Other long-term assets	8,269	5,264

Total long-term assets	432,643	446,803

TOTAL ASSETS	694,504	714,161

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	6,762	5,389
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	73,003	75,119
Current maturities of operating lease liabilities	11,790	9,924
Deferred revenue	42,573	34,548

Total current liabilities	153,924	144,776

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	78,935	98,676
Deferred tax liabilities	13,872	16,010
Other long-term liabilities	12,847	12,129
Long-term operating lease liabilities	43,586	48,773
Redeemable non-controlling interest	483	517
Accrued severance pay	9,676	9,586

Total long-term liabilities	159,399	185,691

EQUITY	381,181	383,694

TOTAL LIABILITIES AND EQUITY	694,504	714,161

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the six months ended June 30,
	2021	2020
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	20,318	16,220
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	13,778	10,637
Accretion of discount on Series B Debentures	55	77
Capital loss from sale of property and equipment	36	-
Stock-based compensation related to options issued to employees	2,870	1,386

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	(8,655)	(11,554)
Deferred tax assets, net	(2,822)	(1,146)
Other operating assets	9,453	3,286
Trade payables	1,230	(275)
Other operating liabilities	(5,449)	(2,187)
Deferred revenues	7,682	4,008
Accrued severance pay, net	104	68

Net cash provided by operating activities	38,600	20,520

Cash flows from investing activities:
Purchase of property and equipment	(1,903)	(945)
Withdrawal of (investment in) deposit	10,000	(379)
Proceeds from sale of property and equipment	1,011	-
Proceeds from restricted deposit used for completed acquisition	-	22,890
Proceeds from (payments for) business acquisitions, net of cash acquired	831	(22,483)
Capitalized software development costs	(3,591)	(2,688)

Net cash provided by (used in) investing activities	6,348	(3,605)

Cash flows from financing activities:
Proceeds from employee stock options exercised	659	2,334
Distribution of dividend	(20,253)	(6,632)
Repayment of Series B Debenture	(19,796)	(9,898)
Issuance of Series B Debentures, net of issuance expenses of $863	-	60,155
Receipt of short-term loan	-	20,000
Repayment of loan	-	(20,000)
Payment of contingent considerations	(537)	(538)
Dividend to non-controlling interest	(31)	-

Net cash provided by (used in) financing activities	(39,958)	45,421

Effect of exchange rate changes on cash and cash equivalents	(1,746)	(652)

Increase in cash and cash equivalents	3,244	61,684
Cash and cash equivalents at the beginning of period	152,561	66,295

Cash and cash equivalents at the end of period	155,805	127,979

Debentures Covenants

As of June 30, 2021, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

■	Target shareholders’ equity (excluding non-controlling interest): above $120 million.
■	Actual shareholders’ equity (excluding non-controlling interest) equal to $379 million.

Covenant 2

■	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.
■	Actual ratio of net financial indebtedness to net capitalization equal to (24.03)%.

Covenant 3

■	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.
■	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (0.92).